1. Name and Address of Reporting Person
   MEULEMAN, ROBERT J.
   501 SEVENTH STREET
   P.O. BOX 1537
   ROCKFORD, IL 61110-0037
2. Issuer Name and Ticker or Trading Symbol
   AMCORE FINANCIAL, INC. (AMFI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   6/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              64631            D
Common Stock                                                                              23587            I           By spouse
Common Stock                       06/13/2002 R       V     1.614       A      $22.4500   228.134          I           As trustee
Common Stock                       06/13/2002 R       V     3.074       A      $22.6500   438.2            I           Spouse as
                                                                                                                       custodian/gra
                                                                                                                       ndchild
Common Stock                       06/13/2002 R       V     1.993       A      $22.6500   284.12           I           Spouse as
                                                                                                                       cust for
                                                                                                                       grandchild
Common Stock                       06/13/2002 R       V     3.986       A      $22.6500   568.239          I           Spouse/custod
                                                                                                                       ian
                                                                                                                       grandchild
Common Stock                                                                              13068.183        I           By 401(k)
                                                                                                                       plan
Common Stock                                                                              3990.85          I           By 423 ESPP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $12.75                                               05/09/2005 Common                      19500    D
                                                                               Stock
Stock Option   $13                                                  05/18/2004 Common                      18000    D
                                                                               Stock
Stock Option   $13.3334                                             05/15/2006 Common                      25500    D
                                                                               Stock
Stock Option   $18.5                                                05/21/2007 Common                      60000    D
                                                                               Stock
Stock Option   $19.2815                                             05/09/2010 Common                      35000    D
                                                                               Stock
Stock Option   $20.15                                               05/16/2011 Common                      40000    D
                                                                               Stock
Stock Option   $22.1                                                05/19/2003 Common                      10284    D
                                                                               Stock
Stock Option   $22.705                                              01/10/2009 Common                      66408    D
                                                                               Stock
Stock Option   $23.4065                                             08/13/2009 Common                      35000    D
                                                                               Stock
Stock Option   $24.505  05/15/2002 A      V  54934       05/15/2003 05/15/2009 Common  54934    $24.5050   54934    D
                                                         <F1>                  Stock
Stock Option   $25.5                                                05/20/2008 Common                      18000    D
                                                                               Stock

Explanation of Responses:

<F1>
These options vest at the rate of 33 1/3% per year beginning May 15, 2003.

SIGNATURE OF REPORTING PERSON
/s/ ROBERT J. MEULEMAN

DATE
07/08/2002